U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-41581

CUSIP NUMBER 78637J402

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I. REGISTRANT INFORMATION.

RenX Enterprises Corp.
Full Name of Registrant

Former Name if Applicable

100 Biscayne Blvd., Suite 1201
Address of Principal Executive Office (Street and Number)

Miami, Florida 33132
City, State and Zip Code

PART II. RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE.

Although the Company’s Annual Report on Form 10-K for the year ended December 31, 2025 (the “Annual Report”) had been fully prepared within the prescribed time period, the Company was unable to complete the necessary iXBRL tagging and testing without unreasonable effort or expense. Once completed, the Annual Report, along with the required iXBRL, will be filed with the Securities and Exchange Commission.

PART IV. OTHER INFORMATION.

(1)	Name and telephone number of person to contact in regard to this notification:

Nicolai Brune	(646) 240-4235

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On June 2, 2025, the Company completed the acquisition of 100% of the membership interests of Resource Group US Holdings LLC (“Resource Group”), as well as its subsidiaries (the “Acquisition”), which marked a significant strategic shift in the Company’s core business. Resource Group, through its subsidiaries, is a vertically integrated, full-service operator in the engineered soils and organic recycling industry. The financial statements included in the Company’s Annual Report will reflect the financial condition, results of operations and cash flows of the Company, Resource Group and its subsidiary, Zimmer Equipment Inc. As a result of the Acquisition and the related significant changes in the Company’s business during the fiscal year ended December 31, 2025, the Company’s results of operations for the fiscal year ended December 31, 2025 that will be included in the Annual Report will include significant changes when compared to the results of operations of the Company included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

As a result of the Acquisition, amongst other factors, the Company anticipates that the consolidated statements of operations for the year ended December 31, 2025 that will be included in the Annual Report will include the following, which constitute significant changes from the corresponding amounts for the year ended December 31, 2024:

●	revenue of approximately $8.2 million, compared to approximately $0.2 million for the year ended December 31, 2024;

●	costs of revenue of approximately $5.8 million, compared to approximately $0.2 million for the year ended December 31, 2024;

●	gross profit of approximately $2.4 million compared to approximately $25 thousand for the year ended December 31, 2024;

●	operating expenses of approximately $14.8 million of approximately $6.6 million for the year ended December 31, 2024;

●	operating loss of approximately $12.5 million compared to approximately $6.6 million for the year ended December 31, 2024;

●	other expense of approximately $3.5 million compared to approximately $2.3 million for the year ended December 31, 2024; and

●	net loss of approximately $16.0 million compared to approximately $8.9 million for the year ended December 31, 2024.

RenX Enterprises Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

RENX ENTERPRISES CORP.

Dated: April 1, 2026	By:	/s/ Nicolai Brune
Nicolai Brune Chief Financial Officer

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